

June 10, 2011

<u>Via E-mail</u>
Mr. Wade K. Dawe
Chairman and Chief Executive Officer
Brigus Gold Corp.
1969 Upper Water Street, Suite 2001
Halifax, Nova Scotia B3J 3R7

> **Re:** **Brigus Gold Corp**.
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 17, 2010**
> **Form 10-K/A filed April 30, 2010**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2010**
> **and June 30, 2010**
> **Filed May 10, 2010 and August 16, 2010**
> **File No. 1-31539**

Dear Mr. Dawe:

This letter is to confirm our conversation of March 31, 2011 that we have completed our review of the above noted filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director